UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [August] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No            Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated August 21, 2006. Attached is English language version of the notice.

The following table sets forth the summary of the establishment on a mass-production line of a 32-inch Flat Fluorescent Lamp(FFL) for LCD(Liquid Crystal Display)TV

1.Subject	To establish a mass-production line of a 32-inch Flat Fluorescent Lamp(FFL) for LCD(Liquid Crystal Display)TV

2.Details of subject

We announced on August 21, 2006 that we have established a mass-production line of a 32-inch Flat Fluorescent Lamp(FFL) for serving as a back light unit(BLU) for LCD(Liquid Crystal Display) TV.

1.Summary

We have succeeded in manufacturing FFL using our own developed glass forming machine(GFM) for 32-inch in March 2005. Our FFL is the flat-typed product formed with in 1mm-thin glass. After fluorescent material coated on its inner surface, gas is inserted into the hermetic discharge space between its upper and lower glass plates.

2. Features and good points

(1) High brightness and increase in uniformity of luminance

(2) Thin FFL allow less use of parts in related with BLU such as optical sheet and inverter to structure a slim BLU

(3) Automation production through simple exhaust process with Tip-less FFL

(4) Implementation of outer electrode increase life time of lamp inside BLU

(5) Manufacturing capacity of 20,000 units of 32-inch FFL per month

3. Decision Date	August 21, 2006

4.Others	- Decision date above mentioned is a internal report date for manufacturing FFL

Date of Relevant Disclosure -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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